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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SEIBELS BRUCE GROUP, INC.
(Name of Issuer)

THE SEIBELS BRUCE GROUP, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

816006209

(CUSIP Number of Class of Securities)

Bryan D. Rivers Principal Accounting Officer THE SEIBELS BRUCE GROUP, INC. 1501 Lady Street (P.O. Box 1) Columbia, SC 29201(2) (803) 748-2000	Copies To: Joseph D. Clark Suzanne Hulst Clawson Haynsworth Sinkler Boyd, P.A. 1201 Main Street, 22nd Floor Columbia, South Carolina 29201

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation(*) $2,109,432.00	Amount of Filing Fee $421.89
*
Based on information from the Issuer's transfer agent and brokers, the Issuer estimates that its 1-for-1,000 share reverse split will result in 703,144 fractions of a share for which the Issuer will pay $3.00 each or an aggregate of $2,109,432.00 (the "Total Consideration"). Pursuant to Rule 0-11(b) of the Exchange Act, the amount required to be filed with this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by THE SEIBELS BRUCE GROUP, INC., a South Carolina corporation (the "Company"), in connection with a proposed going private transaction. At a special meeting (the "special meeting"), the Company's shareholders of record will vote on approval of an amendment to the Company's Articles of Incorporation that will provide for a 1-for-1,000 reverse stock split of the Company's common stock. As permitted under South Carolina law, shareholders whose shares are converted into less than 1 share in the reverse split (because they had fewer than 1,000 shares at the effective time of the reverse split) will receive a cash payment from the Company for their fractional share interests equal to $3.00 cash, without interest, for each share of common stock they held immediately before the reverse split.

        Shareholders who own 1,000 or more shares at the effective time of the reverse split will receive 1 share for each 1,000 shares they own at the effective time of the reverse split, and a cash payment for any remaining fractional share interests equal to $3.00 cash, without interest, for each share of common stock they held immediately before the reverse split in denominations less than 1,000 shares. The reverse stock split and cash payments to shareholders holding fewer than 1,000 shares is referred to as the "transaction."

        This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement (the "proxy statement") filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reverse stock split, and to transact any other business properly brought before the special meeting. The proxy statement is attached hereto as Exhibit (a)(3).

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

        The information set forth in the proxy statement under "Summary Term Sheet for Reverse Stock Split" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)  The name of the subject company is The Seibels Bruce Group, Inc. The address of the principal executive offices of the Company is 1501 Lady Street, Columbia, South Carolina 29201 and the telephone number is (803) 748-2000. The Company provides a wide range of services to the insurance industry as well as providing automobile and various commercial lines property and casualty insurance products.

        (b)  The information set forth in the proxy statement under "The Special Meeting—Who Can Vote at the Meeting" is incorporated herein by reference.

        (c)  The information set forth in the proxy statement under "Financial Information—Market Prices of the Common Stock" is incorporated herein by reference.

        (d)  The information set forth in the proxy statement under "Financial Information—Dividends" is incorporated herein by reference.

        (e)  Not applicable.

        (f)  The information set forth in the proxy statement under "Financial Information—Prior Stock Purchases by the Company" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)-(c)  The information set forth in Item 2(a) above and in the proxy statement under "The Company" and "Management of the Company—Directors" and "—Executive Officers and Key Employees" is incorporated herein by reference. All directors and executive officers are United States citizens.

        During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)  The following information is incorporated by reference to the proxy statement: "Summary Term Sheet for Reverse Stock Split," "The Special Meeting," "Proposal to Amend the Company's Articles of Incorporation to Effect a Reverse Stock Split of the Common Stock;" and the following subsections under "Special Factors:"—Background of the Transaction," "—Purpose of the Transaction," "—Cash Payment in Lieu of Fractional Shares," "—Source of Funds and Financial Effect of Transaction," "—Effect of the Proposed Reverse Split on Shareholders (both Affiliated and Unaffiliated)," "—Effect of the Proposed Reverse Split on Option Holders," "—Effect of the Proposed Reverse Split on Warrant Holders," "—Effect of the Proposed Reverse Split on 401(k) Plan Participants," "—Effect of the Proposed Reverse Split on the Company," and "—Material Federal Income Tax Consequences."

        (c)  The following information is incorporated by reference to the proxy statement: "Summary Term Sheet for Reverse Stock Split;" and the following subsections under "Special Factors:" "—Background of the Transaction," "—Cash Payment in Lieu of Fractional Shares," "—Effect of the Proposed Reverse Split on Shareholders (both Affiliated and Unaffiliated)," "—Effect of the Proposed Reverse Split on Option Holders," "—Effect of the Proposed Reverse Split on Warrant Holders," "—Effect of the Proposed Reverse Split on 401(k) Plan Participants," and "—Material Federal Income Tax Consequences."

        (d)  The information set forth in the proxy statement under "Special Factors—Dissenters' Rights; Escheat Laws" is incorporated herein by reference.

        (e)  The information set forth in the proxy statement under "Proposal to Amend the Company's Articles of Incorporation to Effect a Reverse Split of the Common Stock—Provisions for Unaffiliated Shareholders" and "Special Factors—Recommendation of the Board; Fairness of the Transactions" is incorporated herein by reference.

        (f)  Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a)  The information set forth in the proxy statement under "Management of the Company—Certain Transactions with Management" is incorporated herein by reference.

        (b)-(c)  The information set forth in the proxy statement under "Special Factors—Background of the Transaction," "Financial Information—Prior Stock Purchases by the Company," "Special Factors—Possible Corporate Transactions," and "Management of the Company—Rights to Designate Nominees for Election to Board" is incorporated herein by reference.

        (e)  The information set forth in the proxy statement under the following subsections of "Management of the Company" is incorporated herein by reference: "—Rights to Designate Nominees for Election to Board," "—Certain Transactions with Management," "—Stock Options and Stock Option Plans," and "—Warrants."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b)  The information set forth in the proxy statement under "Proposal to Amend the Company's Articles of Incorporation to Effect a Reverse Split of the Common Stock—Exchange of Stock Certificates" is incorporated herein by reference.

        (c)(1)—(8)  The following information is incorporated by reference to the proxy statement: "Summary Term Sheet for Reverse Stock Split;" and the following subsections under "Special Factors:" "—Background of the Transaction," "—Purpose of the Transaction," "—Effects of the Proposed Reverse Split on Shareholders (both Affiliated and Unaffiliated)," "—Effect of the Proposed Reverse Split on the Company," "—Conduct of the Company's Business after the Transaction," and "—Possible Corporate Transactions."

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a)  The information set forth in the proxy statement under "Summary Term Sheet for Reverse Stock Split," "Special Factors—Background of the Transaction," and "Special Factors—Purpose of the Transaction" is incorporated herein by reference.

        (b)  The information set forth in the proxy statement under "Special Factors—Background of the Transaction" is incorporated herein by reference.

        (c)  The information set forth in the Proxy Statement under "Summary Term Sheet for Reverse Stock Split," "Special Factors—Background of the Transaction," and "Special Factors—Purpose of the Transaction" is incorporated herein by reference.

        (d)  The information set forth in the proxy statement under "Summary Term Sheet" and under the following subsections under "Special Factors" is incorporated herein by reference:    "—Source of Funds and Financial Effect of the Transaction," "—Effect of the Proposed Reverse Split on Shareholders (both Affiliated and Unaffiliated)," "—Effect of the Proposed Reverse Split on Option Holders," "—Effect of the Proposed Reverse Split on Warrant Holders," "—Effect of the Proposed Reverse Split on 401(k) Plan Participants," "Effect of the Proposed Reverse Split on the Company," "—Conduct of the Company's Business after the Transaction," and "—Material Federal Income Tax Consequences."

ITEM 8. FAIRNESS OF THE TRANSACTION.

        (a)-(e)  The following information is incorporated herein by reference to the proxy statement: "Summary Term Sheet for Reverse Stock Split;" and the following subsections under "Special Factors," "—Background of the Transaction," "—Purpose of the Transaction," "—Recommendation of the Board; Fairness of the Transaction," and "—Opinion and Report of the Financial Advisor."

        (f)  Not applicable

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

        (a)-(b)  The information set forth in the proxy statement under the following subsections of "Special Factors" is incorporated herein by reference: "—Background of the Transaction," "—Recommendation of the Board; Fairness of the Transaction," and "—Opinion and Report of the Financial Advisor."

        (c)  The information set forth in the proxy statement under "Special Factors—Opinion and Report of the Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a)-(d)  The information set forth in the proxy statement under "Special Factors—Source of Funds and Financial Effect of the Transaction" is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

        (a)  The information set forth in the proxy statement under "Management of the Company—Security Ownership of Management" is incorporated herein by reference.

        (b)  The information set forth in the proxy statement under "Financial Information—Prior Stock Purchases by the Company" and "Management of the Company—Security Ownership of Management" is incorporated herein by reference. Other than the grant of stock options to directors described under "—Security Ownership of Management," no directors, executive officers, controlling persons or any associates of any of them have effected any transactions with respect to the Company's securities in the past 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

        (d)-(e)  The information set forth in the proxy statement under "The Special Meeting—Recommendation of the Board" and "Special Factors—Recommendation of the Board; Fairness of the Transaction" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

        (a)  The audited financial statements and unaudited interim financial statements are incorporated by reference in the proxy statement from the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. The information in the proxy statement referred to in "Financial Information—Selected Historical Financial Information," "Other Information—Incorporation by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

        The Company does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

        (b)  The information set forth in the proxy statement under "Financial Information—Pro Forma Consolidated Financial Statements (Unaudited)" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)-(b)  The information set forth in the proxy statement under "The Special Meeting—Solicitation of Proxy Appointments" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

        The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)  Not applicable.

        (a)(2)  Press Release issued by the Company on November 14, 2003 (incorporated by reference to Form 8-K filed by the Company on November 14, 2003).

        (a)(3)  Preliminary Proxy Statement of the Company (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on November 14, 2003).

        (a)(4)  Not applicable.

        (a)(5)  Not applicable.

        (b)  Not applicable.

        (c)(1)  Opinion of Capitalink, L.C. dated November 6, 2003 (included as Appendix A to the Company's Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).

        99 (c)(2)  Report of Capitalink, L.C. to the Board of Directors, dated November 6, 2003.

        (d)(1)  South Carolina Insurance Company Employee's Profit Sharing and Savings Plan, dated June 30, 1992, as amended January 4, 1993 (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1992); amendments dated June 2, 1993, April 21, 1994, July 1, 1994, July 1, 1995, July 1, 1996 and September 26, 1997 (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1997); amendment dated March 16, 1998 (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1998); amendments dated April 16, 1999 and September 1, 2000 (incorporated by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2000).

        (d)(2)  Stock Purchase Agreement, dated January 29, 1996, by and between the Registrant and Charles H. Powers and Walker S. Powers, and amendment thereto (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996).

        (d)(3)  Stock Purchase Agreement, dated March 28, 1996, by and between the Registrant and Fred C. Avent, Frank H. Avent and PepsiCo of Florence (incorporated herein by reference to Form S-2, filed October 15, 1996, file number 333-14123).

        (d)(4)  Stock Purchase Agreement, dated March 28, 1996, by and between Registrant and Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry M. Brice, J. Howard Stokes, Winston W. Godwin, IRA and Peter D. and Vera C. Hyman (incorporated herein by reference to Form S-2, filed October 15, 1996, file number 333-14123).

        (d)(5)  The Seibels Bruce Group, Inc. 1996 Stock Option Plan for Employees, dated November 1, 1995 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996), as amended by the amendment thereto, effective October 8, 1998 (incorporated herein by reference to Form S-8, filed October 9, 1998, file number 333-65537).

        (d)(6)  The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Independent Agents, dated June 14, 1996 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996).

        (d)(7)  The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Non-Employee Directors, dated June 14, 1996 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996); amendment dated November 11, 1999 (incorporated by reference to the definitive Proxy Statement filed April 5, 2000).

        (d)(8)  Stock Purchase Agreement, dated March 28, 2002, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).

        (d)(9)  Registration Rights Agreement, dated March 28, 2002, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).

        (d)(10)  Commercial Lease, dated December 21, 2000, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).

        (f)  Chapter 13 of Title 33 of the Code of Laws of South Carolina Ann. (included as Appendix B to the Company's Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).

        (g)  Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

THE SEIBELS BRUCE GROUP, INC.
By:	/s/ CHARLES H. POWERS
Charles H. Powers Chief Executive Officer

Dated: December 31, 2003

EXHIBIT INDEX

Exhibit Number		Description
(a	)(1)	Not applicable.
(a	)(2)	Press Release issued by the Company on November 14, 2003 (incorporated by reference to Form 8-K filed November 14, 2003).
(a	)(3)	Preliminary Proxy Statement of the Company (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on November 14, 2003).
(a	)(4)	Not applicable.
(a	)(5)	Not applicable.
(b	)	Not applicable.
(c	)(1)	Opinion of Capitalink, L.C. dated November 6, 2003 (included as Appendix A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3)
99 (c	)(2)	Report of Capitalink, L.C. to the Board of Directors, dated November 6, 2003.
(d	)(1)
South Carolina Insurance Company Employee's Profit Sharing and Savings Plan, dated June 30, 1992, as amended January 4, 1993, (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1992); amendments dated June 2, 1993, April 21, 1994, July 1, 1994, July 1, 1995, July 1, 1996 and September 26, 1997 (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1997); amendment dated March 16, 1998 (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 1998); amendments dated April 16, 1999 and September 1, 2000, (incorporated by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2000).
(d	)(2)
Stock Purchase Agreement, dated January 29, 1996, by and between the Registrant and Charles H. Powers and Walker S. Powers, and amendment thereto (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996).
(d	)(3)
Stock Purchase Agreement, dated March 28, 1996, by and between the Registrant and Fred C. Avent, Frank H. Avent and PepsiCo of Florence (incorporated herein by reference to Form S-2, filed October 15, 1996, file number 333-14123).
(d	)(4)
Stock Purchase Agreement, dated March 28, 1996, by and between Registrant and Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry M. Brice, J. Howard Stokes, Winston W. Godwin, IRA and Peter D. and Vera C. Hyman (incorporated herein by reference to Form S-2, filed October 15, 1996, file number 333-14123).
(d	)(5)
The Seibels Bruce Group, Inc. 1996 Stock Option Plan for Employees, dated November 1, 1995 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996), as amended by the amendment thereto, effective October 8, 1998 (incorporated herein by reference to Form S-8, filed October 9, 1998, file number 333-65537).
(d	)(6)	The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Independent Agents, dated June 14, 1996 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996).

(d	)(7)
The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Non-Employee Directors, dated June 14, 1996 (incorporated herein by reference to the definitive Proxy Statement filed May 10, 1996); amendment dated November 11, 1999 (incorporated by reference to the definitive Proxy Statement filed April 5, 2000).
(d	)(8)
Stock Purchase Agreement, dated March 28, 2002, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).
(d	)(9)
Registration Rights Agreement, dated March 28, 2002, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).
(d	)(10)
Commercial Lease, dated December 21, 2000, by and between the Registrant and Charles H. Powers (incorporated herein by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2001).
(f	)
Chapter 13 of Title 33 of the Code of Laws of South Carolina Ann. (included as Appendix B to the Company's Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).
(g	)	Not applicable.

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CALCULATION OF FILING FEE
INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
  SIGNATURES
EXHIBIT INDEX